 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

ClearPoint Neuro, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55347P209
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55347P209

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		746,994 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

746,994 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

746,994 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0%
12	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 55347P209

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		746,994 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

746,994 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

746,994 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0%
12	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 55347P209

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		167,354 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

167,354 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

167,354 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than one percent
12	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 55347P209

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		167,354 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

167,354 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

167,354 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than one percent
12	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 55347P209

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		167,354 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

167,354 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

167,354 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than one percent
12	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 55347P209

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		167,354 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

167,354 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

167,354 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than one percent.
12	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 55347P209

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		23,316 shares of Common Stock
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,333,348 shares of Common Stock*
PERSON WITH	7	SOLE DISPOSITIVE POWER

23,316 shares of Common Stock
	8	SHARED DISPOSITIVE POWER

1,333,348 shares of Common Stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,356,664 shares of Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%*
12	TYPE OF REPORTING PERSON

IN

* Consists of 746,994 shares of Common Stock owned by Bigger Capital, 167,354 shares of Common Stock owned by District 2 CF, 143,000 shares of Common Stock held by Patricia Winter, the spouse of Mr. Bigger and an aggregate of 276,000 shares of Common Stock held by the sons of Mr. Bigger.

8

CUSIP No. 55347P209

1	NAME OF REPORTING PERSON

Patricia Winter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Austria
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		143,000 shares*
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	7	SOLE DISPOSITIVE POWER

143,000 shares*
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than one percent
12	TYPE OF REPORTING PERSON

IN

* Excludes shares deemed beneficially owned by Michael Bigger, the spouse of Ms. Winter.

9

CUSIP No. 55347P209

Item 1(a).	Name of Issuer:

ClearPoint Neuro, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

120 S. Sierra Avenue
Suite 100
Solana Beach, CA 92075

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

2250 Red Springs Drive

Las Vegas, NV 89135

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

2250 Red Springs Drive

Las Vegas, NV 89135

Citizenship: Delaware

District 2 Capital Fund LP (“District 2 CF”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Capital LP (“District 2”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 GP LLC (“District 2 GP”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Holdings LLC (“District 2 Holdings”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

Michael Bigger

2250 Red Springs Drive

Las Vegas, NV 89135

Citizenship: USA

Patricia Winter

2250 Red Springs Drive

Las Vegas, NV 89135

Citizenship:Austria

10

CUSIP No. 55347P209

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Common Stock”).

Item 2(e).	CUSIP Number:

55347P209

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

11

CUSIP No. 55347P209

Item 4.	Ownership
(a)	Amount beneficially owned:

As of December 31, 2022, Bigger Capital beneficially owned 746,994 shares of Common Stock.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 746,994 shares of Common Stock beneficially owned by Bigger Capital.

As of December 31, 2022, District 2 CF beneficially owned 167,354 shares of Common Stock.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 167,354 shares of Common Stock beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 167,354 shares of Common Stock beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 167,354 shares of Common Stock beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the (i) 746,994 shares of Common Stock beneficially owned by Bigger Capital and (ii) 167,354 shares of Common Stock beneficially owned by District 2 CF. Mr. Bigger also may be deemed the beneficial owner of 143,000 shares of Common Stock owned by his spouse Patricia Winter and an aggregate of 276,000 shares of Common Stock held by the sons of Mr. Bigger. In addition, Mr. Bigger owns 23,316 shares of Common Stock in his IRA account.

Ms. Winter holds 143,000 shares.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF, Mr. Bigger disclaims beneficial ownership of the shares held by Patricia Winter and by the sons of Mr. Bigger, and Ms. Winter disclaims beneficial ownership of the shares of Common Stock held by Mr. Bigger. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 24,554,557 shares of Common Stock outstanding as of November 3, 2022, as represented in the Company’s Form 10-Q for the period ended September 30, 2022.

As of the close of business on December 31, 2022, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 3.0% of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own less than one percent of the outstanding shares of Common Stock, (iii) Mr. Bigger may be deemed to beneficially own approximately 5.5% of the outstanding shares of Common Stock, and (iv) Ms. Winter may be deemed to beneficially own less than one percent of the outstanding Common Stock.

12

CUSIP No. 55347P209

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital. District 2, District 2 GP, District 2 Holdings and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by District 2 CF. Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock held by Ms. Winter and the sons of Mr. Bigger.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1. Previously Filed.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13

CUSIP No. 55347P209

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

Bigger Capital Fund, LP		Bigger Capital Fund GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
District 2 Capital LP

District 2 Capital Fund LP		By:	/s/ Michael Bigger
Michael Bigger
By:	District 2 GP LLC, its general partner		Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	District 2 Holdings LLC
Managing Member
		By:	/s/ Michael Bigger
Michael Bigger
District 2 GP LLC			Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	/s/ Michael Bigger
	Managing Member	Michael Bigger

/s/ Patricia Winter
PATRICIA WINTER

14